Filed by LW EV Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Harley Davidson, Inc.

AEA-Bridges Impact Corp.

Commission File No. 001-39584

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 12, 2021

AEA-Bridges Impact Corp.

(Exact Name Of Registrant as Specified In Charter)

Cayman Islands	001-39584	98-1550961
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman	KY1-1102
(Address Of Principal Executive Offices)	(Zip Code)

(Registrant’s Telephone Number, Including Area Code): +1 345 814 5825

Not Applicable

Former Name or Former Address, if Changed Since Last Report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	IMPX.U	New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	IMPX	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	IMPX.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

On December 12, 2021, AEA-Bridges Impact Corp. (“ABIC”), a Cayman Islands exempted company, announced that ABIC, LW EV Holdings, Inc. (“HoldCo,” and as of the closing of the Business Combination (as defined below), the “Company”), LW EV Merger Sub, Inc. (“Merger Sub”), a Delaware corporation, Harley-Davidson, Inc., a Wisconsin corporation (“H-D”), and Livewire EV, LLC (“LiveWire”), a Delaware limited liability company, entered into a definitive business combination agreement and plan of merger dated as of December 12, 2021 (the “Business Combination Agreement”). Additional details regarding the terms of the Business Combination Agreement will be filed with the Securities and Exchange Commission (“SEC”) in due course.

Item 7.01	Regulation FD Disclosure.

On December 13, 2021, H-D and ABIC issued a press release announcing the execution of the Business Combination Agreement. In addition, ABIC announced a private placement of $100 million by KYMCO and a backstop facility of $100 million by H-D, in addition to a $100 million commitment by H-D in a private placement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated by reference into this Item 7.01 herein is the investor presentation dated December 13, 2021 that ABIC and H-D have prepared in connection with the announcement of the proposed Business Combination.

Furnished as Exhibit 99.3 hereto and incorporated by reference into this Item 7.01 herein is the investor call script dated December 13, 2021 that ABIC and H-D have prepared in connection with the announcement of the proposed Business Combination.

The foregoing (including Exhibits 99.1, 99.2 and 99.3) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act, of 1934, as amended (the “Exchange Act”) or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Additional Information about the Transactions and Where to Find It

In connection with the proposed business combination between LiveWire and ABIC (the “Business Combination”), HoldCo and ABIC intend to file a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”) as co-registrants that includes a preliminary proxy statement/prospectus of ABIC and a preliminary prospectus of HoldCo, and after the Registration Statement is declared effective, ABIC will mail a definitive proxy statement/prospectus relating to the Business Combination to ABIC’s shareholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of ABIC’s shareholders to be held to approve the Business Combination (and related matters). This Current Report on Form 8-K does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. H-D, HoldCo and ABIC may also file other documents with the SEC regarding the Business Combination. ABIC shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about H-D, HoldCo, ABIC, LiveWire and the Business Combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to ABIC shareholders as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC by ABIC through the website maintained by the SEC at www.sec.gov, or by directing a request to AEA-Bridges Impact Corp., PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102 Cayman Islands.

Participants in the Solicitation

ABIC, H-D, LiveWire and their respective directors and officers may be deemed participants in the solicitation of proxies of ABIC shareholders in connection with the Business Combination. ABIC shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of ABIC. A description of their interests in ABIC is contained in ABIC’s final prospectus related to its initial public offering, dated October 1, 2021 and in ABIC’s subsequent filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ABIC shareholders in connection with the Business Combination and other matters to be voted upon at the ABIC shareholder meeting will be set forth in the Registration Statement for the Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination will be included in the Registration Statement that ABIC intends to file with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning ABIC’s, H-D’s or LiveWire’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the Business Combination will generate returns for shareholders. These forward-looking statements are based on ABIC’s, H-D’s or LiveWire’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside H-D’s, LiveWire’s or ABIC’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (b) the outcome of any legal proceedings that may be instituted against ABIC, H-D, LiveWire or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (c) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of ABIC, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (d) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (e) the ability to meet the applicable stock exchange listing standards following the consummation of the Business Combination; (f) the inability to complete the private placement or backstop transactions contemplated by the Business Combination Agreement and related agreements, as applicable; (g) the risk that the Business Combination disrupts current plans and operations of LiveWire or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (h) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of LiveWire to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (i) costs related to the Business Combination; (j) changes in applicable laws or regulations, including legal or regulatory developments (including, without limitation, accounting considerations) which could result in the need for ABIC to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of ABIC’s securities and the attractiveness of the Business Combination to investors; (k) the possibility that H-D, LiveWire and ABIC may be adversely affected by other economic, business, and/or competitive factors; (l) H-D’s ability to execute its business plans and strategies, including The Hardwire; (m) LiveWire’s estimates of expenses and profitability and (n) other risks and uncertainties indicated from time to time in the final prospectus of ABIC, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by H-D, ABIC or HoldCo. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and H-D, LiveWire, HoldCo and ABIC assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither H-D, LiveWire, HoldCo nor ABIC gives any assurance that either LiveWire or ABIC will achieve its expectations.

Disclaimer

This communication relates to a proposed business combination between LiveWire and ABIC. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits. The following exhibits are provided as part of this Form 8-K:

Exhibit No.	Description

99.1	Press Release, dated December 13, 2021.

99.2	Investor Presentation, dated December 13, 2021.

99.3	Investor Call Script, dated December 13, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 13, 2021	AEA-Bridges Impact Corp.

	By:	/s/ John Garcia
	Name:	John Garcia
	Title:	Co-Chief Executive Officer